Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

February 18, 2011

OVERNIGHT DELIVERY AND EDGAR

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Arizona Dividend Advantage Municipal Fund 3

Registration Statement on Form N-2

File Nos. 333-165126 and 811-21157

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Arizona Dividend Advantage Municipal Fund 3 (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on February 23, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN ARIZONA DIVIDEND ADVANTAGE MUNICIPAL FUND 3

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary